Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

FACT SHEET

SBC/AT&T: At a Glance

	SBC	AT&T

Strengths

•      Consumer customer base

•      Consumer voice and data traffic

•      Small-, medium-, and large-business customer base

•      Local broadband networks

•      Dense local-access capabilities

•      Strong financial position

•      Wireless experience

•      National wireless footprint and customer base (Cingular)

•      National and international brand

•      Enterprise products and services portfolio

•      High-end enterprise and government customer base

•      National state-of-the-art network

•      Broad local access capabilities

•      Data/IP capabilities

•      Complex service offerings/solutions selling capabilities

•      International service capabilities

•      AT&T Laboratories

Offerings

Voice and data telecommunications products and services for consumers and businesses: local, long distance, DSL, wireless, data networks, satellite television and directory. SBC companies serve business customers, providing voice, data and IP services, wireless, and managed services.

AT&T is among the world’s premier voice, IP-based voice, video and data communications companies. The company runs the world’s largest communications network while bringing services to consumers, businesses of all sizes and government entities.

Operating Territory and Network

Local networks serving 52 million lines in 13 states: California, Nevada, Texas, Oklahoma, Kansas, Arkansas, Missouri, Michigan, Ohio, Illinois, Indiana, Wisconsin and Connecticut. SBC serves customers in 30 additional major metropolitan areas across the country.

Global network spans more than 50 countries and connects virtually every country and territory around the world. AT&T has 26 advanced Internet Data Centers, 13 in the United States and 13 in other countries worldwide.

Revenues	$41 billion 2004 revenues (excluding Cingular Wireless)	$31 billion 2004 revenues

Employees	163,000	47,000

Headquarters	San Antonio, Texas	Bedminster, New Jersey

Ticker	SBC	T

Philanthropy

Since 1984, SBC and the SBC Foundation have contributed more than $1 billion in contributions and grants. SBC employees are committed to enriching communities through financial support and millions of volunteer hours.

With programs that help education, environment, disaster relief, health and life enrichment, and charity fund raising, AT&T strives to strengthen the communities in which they live and do business.

Recognition

•      World’s Most Admired Telecommunications Company in Fortune, a title that SBC has held seven years in a row.

•      America’s Most Admired Telecommunications Company in the Fortune survey five straight years.

•      Ranked No. 1 in Yankee Group’s July 2004 ranking of telecommunications providers.

•      Best IP-VPN portfolio by Forrester Research in Sept. 2004 report card.

•      Won Telecom Asia award for “best-managed carrier” in 2004.

NOTE: In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (http://www.sec.gov). These documents may also be obtained for free from SBC by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78258. Free copies of AT&T Corp.’s filings may be obtained by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

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Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov. SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.